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Exhibit 12

SBG
Computation of Ratio of Earnings to Fixed Charges

	3 months ended 3/31/2003	3 months ended 3/31/2002	2002	2001	2000	1999	1998
Income (loss) before provision (benefit) for income taxes from continuing operations	(3,991)	(1,304)	(10,143)	(187,345)	(34,476)	(21,542)	(16,701)
Fixed Charges	29,802	33,589	126,500	143,574	152,219	181,569	141,704

Earnings available for fixed charges and preferred stock dividends	25,811	32,285	116,357	(43,771)	117,743	160,027	125,003
Fixed Charges	29,802	33,589	126,500	143,574	152,219	181,569	141,704

Excess of earnings over fixed charges	$(3,991)	$(1,304)	$(10,143)	$(187,345)	$(34,476)	$(21,542)	$(16,701)

Ratio of earnings to fixed charges	—	—	—	—	—	—	—
Combined Fixed Charges and Preferred Stock Dividends	33,783	37,570	142,423	159,497	169,341	198,691	158,826
Excess of Fixed Charges over Earnings	7,972	5,285	26,066	203,268	51,598	38,664	33,823
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	—	—	—	—	—	—	—

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  Exhibit 12
SBG Computation of Ratio of Earnings to Fixed Charges